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Direct Dial Number 202-636-5592	E-mail Address Steven.Grigoriou@stblaw.com

January 16, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig and Christopher Bellacicco

Re:	Apollo Debt Solutions BDC

Registration Statement on Form N-14 (File No. 333-283415)

Dear Ms. Fettig and Mr. Bellacicco:

On behalf of Apollo Debt Solutions BDC (the “Fund”), we transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form N-14 initially filed with the SEC on November 22, 2024 (the “Initial Filing” and, together with Amendment No.1, the “Registration Statement) by the Fund and are providing the following responses to comments received via telephone from the Staff on December 18, 2024 and December 20, 2024. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No.1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

1.

Comment: Please revise the disclosure on page 26 of the Initial Filing in the section titled “The Exchange Offer – Accounting Treatment” to disclose the accounting treatment of the unamortized debt issuance cost of the Restricted Notes.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 26 of Amendment No. 1.

2.

Comment: The audit requirement for the senior securities table is five years. Please include an updated auditor report that covers the senior securities table for all periods presented, up to five years.

Response: In response to the Staff’s comment, the Fund confirms that an updated auditor report of the senior securities table has been filed with Amendment No. 1.

Securities and Exchange Commission	January 16, 2025

3.	Comment: The last sentence on page 9 of the Initial Filing states that “The Notes will be ranked pari passu.” Please consider clarifying what “pari passu” means in plain English.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 9 of Amendment No. 1.

4.	Comment: Please confirm the cross-references on page 18 of the Initial Filing are accurate.

Response: In response to the Staff’s comment, the Fund has revised the above referenced cross-references accordingly on page 18 of Amendment No. 1.

5.	Comment: Please confirm the cross-references on page 49 of the Initial Filing are accurate.

Response: In response to the Staff’s comment, the Fund has revised the disclosure to include the senior securities table as of September 30, 2024.

6.	Comment: For any portfolio company in which the Fund’s investment constitutes more than 5% of the Fund’s assets, please further discuss the nature of the business of the portfolio company.

Response: The Fund respectfully notes that the Fund does not have an investment in any portfolio company that would constitute more than 5% of the Fund’s assets.

7.	Comment: Please confirm the cross-references on page 82 of the Initial Filing are accurate.

Response: In response to the Staff’s comment, the Fund has revised the above referenced cross-references accordingly on page 83 of Amendment No. 1.

8.	Comment: Please provide the information in the section titled “Portfolio Management – Other Accounts Managed” as of December 31, 2024, if possible.

Response: The Fund respectfully notes that the information in the above referenced section will be presented as of September 30, 2024 in Amendment No. 1 because the information will not be available as of December 31, 2024 when Amendment No. 1 is filed.

9.	Comment: Please remove the column titled “Aggregate Dollar Range of Equity Securities in the Fund Complex” from the second table in the section titled “Control Persons and Principal Shareholders”.

Response: In response to the Staff’s comment, the Fund has removed the above referenced column accordingly on page 88 of Amendment No. 1.

Securities and Exchange Commission	January 16, 2025

Please call me at 202-636-5592 with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:

Eric Rosenberg, Apollo Debt Solutions BDC

Kristin Hester, Apollo Debt Solutions BDC

Michael Schechner, Apollo Debt Solutions BDC

Davis Blass, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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